Via Facsimile and U.S. Mail
Mail Stop 6010

June 26, 2008

Mr. John D. Vallaro
Executive Vice President, Chief Financial Officer
 and Treasurer
Arch Capital Group Ltd.
Wessex House, 45 Reid Street
Hamilton HM12, Bermuda

Re: Arch Capital Group Ltd.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for Fiscal Quarter Ended March 31, 2008
File No. 1-16209

Dear Mr. Vallaro:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Consolidated Statements of Cash Flows, page F-8

1. Please tell us why you present the securities lending activities in investing activities and financing activities when these transactions appear to be non-cash items as they do not impact your cash account.

Note 7 – Investment Information, page F-30

2. Please disclose the amount of securities that are guaranteed by third parties along with the credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

Form 10-Q for the quarter ended March 31, 2008

Financial Statements

Note 7 – Investment Information, page 16

3. Please disclose the data inputs and assumptions used to determine fair value under the pricing models and matrix pricing for your Level 2 assets as well as the validation procedures you use to ensure the accuracy.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gus Rodriguez, Staff Accountant, at (202) 551-3752, or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3387.

Sincerely,

Jim Rosenberg
Senior Assistant Chief
Accountant